EDUCATION

Nov 2011	**CISI – Level 3 Certificate in Corporate Finance**

Aug 2009 - May 2011 **Presidio School of Management, San Francisco, CA, USA**

- Completed 2 year MBA program focused on "Sustainability".

Jan – April 2005 **New York University**

- Completed a 4 month accredited course in financial analysis and accounting.

1999 – 2002 **Newcastle-Upon-Tyne University, United Kingdom**

- 2:1 Degree, BA (Hons) in Psychology and English Literature.

1993 – 1998 **Stowe School Buckingham, UK**

- 3 A-levels: English Lit: A, Geography: A, Biology B
- 9 GCSEs: 7 A*/A
- Head of House, School Prefect

WORK EXPERIENCE

Jan 2014 - Ongoing **«Torii Labs LLC» The Herbal Elixir Product Company**
http://www.toriilabs.com

- CEO and Co-Founder of Torii Labs - a health product company producing herbal elixirs to balance build and brighten the body and mind.
- Raise $1.5m to develop 8 fortified beverage SKU's
- Sold in the leading retail stores in California and NYC, such as Earthbar, Whole Foods and Equinox gyms.
- Developed e-commerce site to launch online sales strategy.
- Built a respected brand in the natural product category

June 2011 – 2013 **«Black Emerald Group Ltd» Renewable Energy Finance Company**
http://www.blackemerald.com/

- **Investment Director**, London
- Responsible for business development and deal origination, structuring and execution.
- Raised $10mln to buy CRS, an E-waste company based in the US.

Aug 2005 – April 2009: **«Raven Russia Property Advisors (RRPA)», St Petersburg.**
(http://www.ravenrussia.com/)

- **Investment Director**, St Petersburg.
- Responsible for setting up and running the St Petersburg office.
- Closed second largest real estate investment deal in St Petersburg. (estimated end value of $300m).
- Expertise in corporate and financial structuring of real estate transactions
- Experience in project management and project development.
- $500m of assets under management.

April 2005 – Aug 2005:	**«Grand Bahama Development Company (GB DevCo) », Freeport, Bahamas (http://gbdevco.com/temp/)**

- Initiated the joint venture development of 1,000 acre Aman hotel resort development between Raven Resorts and GBDevCo.

September 2002 - Dec 2004:	**«Hutchison Whampoa Properties Ltd», Shanghai, China (http://www.hutchison-whampoa.com/en/businesses/property.php)**

- **Assistant Marketing Manager**, responsible for both residential and commercial projects in Shanghai.
- Part of the team that pre-leased 75% of 85,000sqm Grade A office building in central Shanghai
- Experience in market research and conceptual development of large exclusive 'Regency Park' villa compound in Pudong.

OTHER ACHIEVEMENTS

- Leadership Board member of Vista Del Mar Childrens Charity in LA - Giles develops programs that use the natural world to heal, inspire and empower the children with mental illness.
- Co-Founder of the Tyringham Initiative (www.tyringhaminitiative.com) – A centre for consciousness research and transformation.
- Co-Founder Phylia DeM (www.phylia.com) a health and beauty company based in LA.
- Won arctic biathlon for Kids Company Charity in 2008
- Won inter school young enterprise challenge in 1998
- Basic knowledge of Russian and Mandarin.
- Member of the Global Impact Institute

1993 – 2004	**Sporting achievements**

- Captained Shanghai football team, which won expat league cup in 2004.
- Represented south west of England rugby at under 18 level
- Played first team rugby, hockey, football and tennis in final 2 years
- Club Captain of Stowe School 1st XVI rugby team in final year

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INTERESTS

- Travel, Sport, Different Cultures, Tai Chi, Philosophy, Psychology, Kite Surfing, yoga, meditation. Nature

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